UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

        For the fiscal year ended December 31, 2001

        OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from _____ to _____

        Commission file number 0-11330

A.   **Paychex, Inc. 401(k)**
                    Incentive Retirement Plan
                      (Full title of the Plan)

B.   **Paychex, Inc.**
                    911 Panorama Trail South
                      Rochester, NY 14625
            (Name and address of issuer of the securities held pursuant
            to the Plan and the address of its principal executive office)

TABLE OF CONTENTS

Index to Financial Statements, Schedules and Exhibits

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Dated: June 19, 2002

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
(Name of Plan)

 /s/ Kathleen A. Browne
Kathleen A. Browne
401(k) Committee Member

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Report of Independent Auditors

The Plan Committee
Paychex, Inc. 401(k)
Incentive Retirement Plan
Rochester, New York

We have audited the accompanying statements of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 6, 2002   /s/ Ernst & Young LLP
Buffalo, New York

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

	December 31,	
	2001	**2000**
Investments at fair value:		
Paychex, Inc. Common Stock	$205,629	$297,924
IRT Stable Value Fund	33,892	25,215
Oppenheimer Capital Appreciation Fund	13,967	—
IRT 500 Index Fund	10,341	10,492
INVESCO Total Return Fund	9,370	8,943
PIMCO Total Return Fund	4,768	—
AIM International Equity Fund	3,825	2,007
AIM Basic Value Fund	3,649	—
INVESCO Small Company Growth Fund	3,594	4,010
AIM Balanced Fund	1,825	1,596
INVESCO Dynamics Fund	1,139	—
INVESCO Blue Chip Growth Fund	—	26,505
GAM International Fund	—	2,248
Participant Loans Receivable	7,558	6,839
Cash	8,784	12,799
Net assets available for benefits	$308,341	$398,578

See accompanying notes to financial statements.

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PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In Thousands)

| | For the year ended December 31, | |
	2001	2000
Contributions:		
Participants	$ 20,079	$ 17,776
Employer	5,468	4,575
Total contributions	25,547	22,351
Investment (loss)/income:		
Dividends and interest income	3,125	8,350
Net realized and unrealized (depreciation)/appreciation in fair value of investments (footnote C)	(98,851)	129,468
Total investment (loss)/income	(95,726)	137,818
Benefits paid to participants	(20,058)	(23,845)
Change in net assets	(90,237)	136,324
Net assets available for benefits at beginning of year	398,578	262,254
Net assets available for benefits at end of year	$308,341	$398,578

See accompanying notes to financial statements.

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PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE A. DESCRIPTION OF THE PLAN

The following description of the Paychex, Inc. (the "Company") 401(k) Incentive Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

General — Established July 1, 1984, the Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code (the "Code"), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant's compensation to the Plan on a pre-tax basis through payroll deductions. The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA).

Plan Administration — The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the "Plan Committee") which is appointed by the Board of Directors of the Company. The Plan's trustee, INVESCO Trust Company (INVESCO), is responsible for the custody and management of the Plan's assets.

Eligible Employees — Effective November 1, 1999, all new employees of the Company and its subsidiaries are eligible to participate in the salary deferral portion of the plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution. Prior to November 1, 1999, new employees were not eligible to participate until they had completed one year of service, and a minimum of 1,000 hours.

Contributions — Effective February 15, 2001, employees may contribute from 1% up to 20% of their compensation through payroll deductions in increments of 1%, subject to the limit established by the Code. Previously, employees could contribute from 2% to 15% of their compensation. Discretionary employer contributions are equal to 50% of the participant's elective contribution, but not to exceed 3% of the participant's compensation. The Company may elect to make an additional discretionary contribution to the Plan, but has not done so for the years ended December 31, 2001 and 2000. Effective January 1, 2002, the Plan was amended to increase the maximum employee deferral percentage from 20% to 50%.

Vesting — Each participant is fully vested as to their elective contributions and rollover contributions as well as any earnings or losses on them. Employees are fully vested with respect to Company matching contributions upon completion of three consecutive years of service, disability, death, or attainment of retirement age, 65.

Participant Accounts — The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals, based on the direction of the participant. The Plan is 100% participant directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds,

6

including the Paychex Stock Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex, Inc. Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.

Investment Options — Upon enrollment in the Plan, a participant may direct contributions in the following investment options:

- Paychex Stock Fund
- INVESCO Dynamics Fund
- INVESCO Total Return Fund
- IRT Stable Value Fund
- IRT 500 Index Fund
- PIMCO Total Return Fund
- INVESCO Small Company Growth Fund
- AIM Balanced Fund
- AIM International Equity Fund
- AIM Basic Value Fund, and
- Oppenheimer Capital Appreciation Fund.

The INVESCO Blue Chip Growth Fund and the GAM International Fund were discontinued as investment choices of the Plan on December 14, 2001. Effective April 9, 2002, the IRT Stable Value Fund was discontinued as an investment choice of the Plan. The INVESCO Treasurer's Money Market Reserve Fund and the PIMCO Low Duration A Fund were investment elections added to the Plan effective April 9, 2002. Effective May 31, 2002, the AIM Balanced Fund will be discontinued as an investment election of the Plan.

Payment of Benefits — Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed period of time.

Forfeited Accounts — Forfeited non-vested assets are used to reduce future employer contributions.

Participant Loans Receivable — The Plan allows participants to borrow from $1,000 up to the lesser of: 50% of the vested balance from their account or $50,000 reduced by the highest outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. Payroll deductions are required to repay the loan within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid within nine and one-half years. The rate of interest is the prime lending rate plus 1% at the time the loan is disbursed.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

NOTE B. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company.

Investment Valuation and Income Recognition — Investments are stated at their approximate fair value based on quoted market prices, except for the IRT Stable Value Fund. The value of the IRT Stable Value Fund which includes guaranteed income contracts, annuities, and other assets that provide for benefit payments or withdrawals on a contractual basis are stated at book value (cost plus accrued income), which approximates market value. Participant loans receivable are valued at the principal amount which approximates fair value.

Purchases and Sales of Securities — Purchases and sales of securities are recorded on a trade date basis. Net realized gains or losses upon the sale of investments are based on their average cost.

Interest Income — Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits — Benefits are recorded when paid.

Contributions — Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ from those estimates.

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NOTE C. INVESTMENTS

The Plan's investments (including gains and losses on investments bought and sold, as well as, held during the year) (depreciated)/appreciated in fair value as follows:

	Net Realized and Unrealized (Depreciation)/Appreciation in Fair Value of Investments (In Thousands)	
	2001	2000
Paychex, Inc. Common Stock	$(82,215)	$147,948
Oppenheimer Capital Appreciation Fund	176	—
IRT 500 Index Fund	(1,323)	(1,097)
INVESCO Total Return Fund	(474)	(929)
PIMCO Total Return Fund	(63)	—
AIM International Equity Fund	(451)	(485)
AIM Basic Value Fund	(22)	—
INVESCO Small Company Growth Fund	(946)	(1,012)
AIM Balanced Fund	(207)	(203)
INVESCO Dynamics Fund	(145)	—
INVESCO Blue Chip Growth Fund	(12,648)	(13,030)
GAM International Fund	(533)	(1,724)
	$(98,851)	$129,468

NOTE D. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 28, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE E. SUBSEQUENT EVENT

Effective April 15, 2002, the Plan was amended to add an Employee Stock Ownership Plan (ESOP) feature to the Paychex Stock Fund under section 404(k) of the Internal Revenue Code. Under this ESOP feature, participants will have voting rights for their ownership of Paychex stock within the Plan. Participants will be able to elect to receive dividends on their shares of Paychex stock in the form of cash or have them reinvested into the Fund. Bank of New York became the third party Trustee for the ESOP fund effective May 1, 2002.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
(SCHEDULE H LINE 4I– FORM 5500)

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
EIN-16-1124166
PLAN-0-40436
DECEMBER 31, 2001
(In Thousands)

Identity of Party Involved	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
INVESCO*	11,473 shares of Paychex, Inc. Stock Fund	$104,272	$205,629
INVESCO*	33,892 shares of the IRT Stable Value Fund	33,892	33,892
INVESCO*	344 shares of the Oppenheimer Capital Appreciation Fund	13,793	13,967
INVESCO*	371 shares of the IRT 500 Index Fund	11,385	10,341
INVESCO*	375 shares of the INVESCO Total Return Fund	10,045	9,370
INVESCO*	456 shares of the PIMCO Total Return Fund	4,854	4,768
INVESCO*	257 shares of the AIM International Equity Fund	4,457	3,825
INVESCO*	128 shares of the AIM Basic Value Fund	3,620	3,649
INVESCO*	296 shares of the INVESCO Small Company Growth Fund	4,494	3,594
INVESCO*	70 shares of the AIM Balanced Fund	2,025	1,825
INVESCO*	71 shares of the INVESCO Dynamics Fund	1,215	1,139
INVESCO*	Cash	8,784	8,784
	Participant Loans Receivable**	—	7,558
		$202,836	$308,341

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* Represents party-in-interest
** Loans to participants have various maturity dates